Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

CHESAPEAKE ENERGY CORPORATION,

HANNIBAL MERGER SUB, INC.,

HANNIBAL MERGER SUB, LLC,

VINE ENERGY INC.

and

VINE ENERGY HOLDINGS LLC

Dated as of August 10, 2021

i

ii

Annexes

Annex A	Certain Definitions

Exhibits

Exhibit A	Form of Amendment to Tax Receivable Agreement
Exhibit B	Registration Rights Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 10, 2021 (this “Agreement”), is entered into by and among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Hannibal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), Vine Energy Inc., a Delaware corporation (the “Company”), and Vine Energy Holdings LLC, a Delaware limited liability company (“Holdings” and together with the Company, the “Group Companies”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote, (i) determined that this Agreement and the Transactions, including the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity following such merger (the “First Merger”), and the subsequent merger of the Company with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Merger” or the “Integrated Mergers”) are fair and reasonable to, and in the best interests of, the Company and the holders of the shares of Class A common stock of the Company, par value $0.01 per share (the “Company Class A Common Stock”) and Class B common stock of the Company, par value $0.01 per share (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the consummation of the Transactions and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions;

WHEREAS, in its capacity as the managing member of Holdings, the Company has determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Holdings and its members, approved and declared advisable this Agreement and the consummation of the Transactions and authorized Holdings’ entry into this Agreement and consummation of the Transactions;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote, (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair and reasonable to, and advisable and in the best interests of, Parent and the holders of Parent Common Stock and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub Inc. (the “Merger Sub Board”) has by unanimous vote (i) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub Inc. and its stockholder, (ii) approved and declared advisable this Agreement and the consummation of the Transactions and (iii) recommended this Agreement and the Transactions to Parent for approval and adoption thereby in its capacity as the sole stockholder of Merger Sub Inc.;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub LLC, has (i) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub LLC and its sole member and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub Inc., will approve and adopt this Agreement promptly following its execution;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company (the “Company Designated Stockholders”) are entering into a Merger Support Agreement with the Company and Parent (the “Merger Support Agreement”);

WHEREAS, Parent desires to acquire 100% of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Parent and certain stockholders of the Company are entering into the Registration Rights Agreement, to be effective as of the Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain parties to the Tax Receivable Agreement, dated as of March 17, 2021, by and between the Company and certain members of Holdings (the “TRA”) are entering into an amendment thereto pursuant to Section 7.6 thereof, with such amendment substantially in the form attached hereto as Exhibit A (the “TRA Amendment”), which provides for the termination of the TRA immediately prior to the Effective Time for no consideration; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, the Merger Subs and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1      Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2      Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Acceptable Confidentiality Agreement	6.3
Agreement	Preamble
Antitrust Authority	6.7(b)
Antitrust Laws	6.7(b)
Applicable Date	Article IV
Appraisal Shares	3.4(i)
Book-Entry Shares	3.4(b)(ii)
Cash Consideration	3.1(b)(i)
Certificate of First Merger	2.2(b)
Certificate of Second Merger	2.2(c)
Certificates	3.4(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(vi)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(viii)
Company Class A Common Stock	Recitals
Company Class B Common Stock	3.2
Company Common Stock	Recitals
Company Contracts	4.20(b)
Company Designated Stockholders	Recitals
Company Disclosure Letter	Article IV
Company Employee	6.8(a)
Company Independent Petroleum Engineers	4.18(a)
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.16
Company Material Real Property	4.16
Company Material Real Property Lease	4.16
Company Owned Real Property	4.16
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Related Party Transaction	4.25
Company Reserve Reports	4.18(a)
Company Restricted Stock Unit Award	3.3(a)
Company SEC Documents	4.5(a)
Company Stock Plan	3.3(a)

Definition	Section
Company Stockholders Meeting	4.4
Confidentiality Agreement	6.6(b)
Creditors’ Rights	4.3(a)
D&O Insurance	6.9(d)
DGCL	2.1
Divestiture Action	6.7(b)
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3
ERISA Affiliate	4.10(h)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
First Merger	Recitals
GAAP	4.5(b)
Holdings	Recitals
Holdings Class B Units	3.2
Holdings Interests	4.2(b)
Holdings Managing Member Approval	4.3(a)
HSR Act	4.4
Indemnified Liabilities	6.9(a)
Indemnified Persons	6.9(a)
Integrated Mergers	Recitals
Letter of Transmittal	3.4(b)(i)
Material Company Insurance Policies	4.22
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub Board	Recitals
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Merger Subs	Preamble
Merger Support Agreement	Recitals
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent Affiliate	9.10
Parent Board	Recitals
Parent Capital Stock	5.2(a)
Parent Closing Price	3.4(h)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent FA	5.18
Parent Independent Petroleum Engineer	5.17(a)
Parent Material Adverse Effect	5.1
Parent Permits	5.9(a)

Definition	Section
Parent Preferred Stock	5.2(a)
Parent Reserve Report	5.17(a)
Parent Restricted Stock Unit Award	3.3(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stock Plans	5.5(a)
Proxy Statement	4.4
Registration Statement	4.8
Rights-of-Way	4.17
Second Merger	Recitals
Second Merger Effective Time	2.2(c)
Share Consideration	3.1(b)(i)
Surviving Company	2.1(b)
Surviving Corporation	2.1(a)
Tail Period	6.9(d)
Terminable Breach	8.1(b)(iii)
TRA	Recitals
TRA Amendment	Recitals
Transaction Litigation	6.10

Article II
THE MERGER

Section 2.1      The Merger.

(a)        Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub Inc. will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the First Merger, the separate existence of Merger Sub Inc. shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”), as a wholly owned subsidiary of Parent.

(b)        Upon the terms and subject to the conditions of this Agreement, immediately following the Effective Time, the Surviving Corporation will be merged with and into Merger Sub LLC in accordance with the provisions of the DGCL and the Limited Liability Company Act of the State of Delaware. As a result of the Second Merger, the separate existence of the Surviving Corporation shall cease and Merger Sub LLC shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, the surviving entity following the Second Merger is sometimes referred to herein as the “Surviving Company”), as a wholly owned subsidiary of Parent.

Section 2.2        Closing.

(a)        The closing of the First Merger (the “Closing”), shall take place by the exchange of documents by PDF or other electronic means at 9:00 a.m., Houston, Texas time, on the date that is three (3) Business Days immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)       As soon as practicable on the Closing Date after the Closing, the Parties will cause a certificate of merger, prepared and executed in accordance with the relevant provisions of the DGCL to consummate the First Merger (the “Certificate of First Merger”), to be filed with the Office of the Secretary of State of the State of Delaware. The First Merger shall become effective upon the filing of the Certificate of First Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of First Merger (the time the First Merger becomes effective being the “Effective Time”).

(c)       As soon as practicable on the Closing Date and immediately after the Effective Time, the Parties will cause a certificate of merger, prepared and executed in accordance with the relevant provisions of the DGCL to consummate the Second Merger (the “Certificate of Second Merger”), to be filed with the Office of the Secretary of State of the State of Delaware. The Second Merger shall become effective upon the filing of the Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Second Merger (the time the Second Merger becomes effective being the “Second Merger Effective Time”).

Section 2.3        Effect of the Merger.

(a)        At the Effective Time, the First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b)       At the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the time the Second Merger becomes effective, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 2.4        Certificate of Incorporation of the Surviving Corporation. Upon the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, until thereafter amended and/or restated in accordance with its terms and applicable Law.

Section 2.5        Certificate of Formation and LLC Agreement of the Surviving Company. Upon the Second Merger Effective Time, the certificate of formation and limited liability company agreement of Merger Sub LLC as in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Merger Effective Time, until each is thereafter amended and/or restated in accordance with its terms and applicable Law.

Article III
EFFECT OF THE MERGER ON CAPITAL STOCK AND LLC INTERESTS; EXCHANGE

Section 3.1         Effect of the First Merger on Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub Inc., the Company, or any holder of any securities of Parent, Merger Sub Inc. or the Company:

(a)        Capital Stock of Merger Sub Inc. Each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

(b)        Capital Stock of the Company.

(i)            Subject to the other provisions of this Article III, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares, unvested Company Restricted Stock Unit Awards, which shall be treated as set forth in Section 3.3(a), and Appraisal Shares) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted automatically at the Effective Time into the right to receive .from Parent the following consideration (collectively, the “Merger Consideration”): (A) $1.20 in cash, without interest (the “Cash Consideration”), and (B) that number of fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Share Consideration”). As used in this Agreement, “Exchange Ratio” means 0.2486.

(ii)           All such shares of Company Class A Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of an Eligible Share that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.4(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(a).

(iii)          All shares of Company Common Stock held by the Company as treasury shares or by Parent or the Merger Subs immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(c)        Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio (and, in the case of a change pursuant to the foregoing clause (i), the Cash Consideration) shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the applicable portion of the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 3.2        Conversion of Holdings Class B Units and Cancellation of Company Class B Common Stock (a). Immediately prior to the Effective Time, automatically and without any further required action by any Person, each Holdings membership interest designated as a Class B unit (the “Holdings Class B Units”), and each corresponding share of Company Class B Common Stock, issued and outstanding at such time shall be converted into Company Class A Common Stock pursuant to the Exchange Agreement. Upon such conversion, each Holdings Class B Unit, together with each corresponding share of Company Class B Common Stock, shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of such Holdings Class B Units and corresponding shares of Company Class B Common Stock shall cease to have any rights with respect thereto, except for the right of such holder to receive the Merger Consideration in connection with ownership of the resulting Company Class A Common Stock.

Section 3.3        Treatment of Equity Compensation Awards.

(a)        Rollover Restricted Stock Unit Awards. At the Effective Time, each outstanding award of restricted stock units in respect of Company Common Stock (each, a “Company Restricted Stock Unit Award”) granted pursuant to the Company’s 2021 Long-Term Incentive Plan, as may be amended from time to time, or any predecessor plan (the “Company Stock Plan”), other than as provided in Section 3.3(b), shall be canceled and converted into an award of restricted stock units in respect of Parent Common Stock (each, a “Parent Restricted Stock Unit Award”) in respect of that number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit Award immediately prior to the Effective Time multiplied by (ii) the sum of (A) the Exchange Ratio plus (B) the Parent Stock Cash Equivalent. Each Parent Restricted Stock Unit Award corresponding to a Company Restricted Stock Unit Award outstanding as of the date hereof shall, except as otherwise provided in this Section 3.3(a), be subject to substantially the same terms and conditions as applied to the corresponding Company Restricted Stock Unit Award immediately prior to the Effective Time, except that any performance-based vesting condition that applied to the Company Restricted Stock Unit Award immediately prior to the Effective Time will be treated as having been attained based on target performance, so that such Company Restricted Stock Unit Award will remain solely subject to the time-based vesting requirements in effect for the Company Restricted Stock Unit Award immediately prior to the Effective Time.

(b)        Settlement Restricted Stock Unit Awards. At the Effective Time, each outstanding Company Restricted Stock Unit Award granted pursuant to the Company Stock Plan prior to the date hereof and that fully vests at the Effective Time or as a result of a termination of employment at or immediately after the Effective time, in either case pursuant to its terms as in effect as of the date hereof shall fully vest and be converted into the right to receive the Merger Consideration (net of applicable withholding Taxes) in respect of each share of Company Common Stock subject to such Company Restricted Stock Unit Award immediately prior to the Effective Time.

(c)        Administration. Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company Restricted Stock Unit Awards pursuant to the terms of this Section 3.3, (ii) if requested by Parent in writing, cause the Company Stock Plan to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.3, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company Restricted Stock Unit Awards, other than to Merger Sub LLC in connection with the Second Merger.

(d)        Future Grants of Equity Awards. Notwithstanding anything in Section 3.3(a) through Section 3.3(c) to the contrary, but subject to Section 6.1(b), if mutually agreed by the Parties and a holder of any Company Restricted Stock Unit Award, then the terms of such Company Restricted Stock Unit Award shall control (and the applicable provisions of this Section 3.3 shall not apply).

Section 3.4        Payment for Securities; Exchange.

(a)        Exchange Agent; Exchange Fund. Prior to the Closing, Parent shall enter into an agreement with Parent’s or the Company’s transfer agent to act as agent for the holders of Company Common Stock in connection with the First Merger (the “Exchange Agent”) and to receive the Merger Consideration and all cash payable pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of First Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable in respect of Eligible Shares pursuant to Section 3.1 and (ii) sufficient cash to (A) make delivery of the Cash Consideration in respect of Eligible Shares pursuant to Section 3.1 and (B) make payments in lieu of fractional shares pursuant to Section 3.4(h). Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.4(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any dividends or other distributions in accordance with Section 3.4(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Company.

(b)        Payment Procedures.

(i)            Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding Eligible Share represented by a certificate (“Certificates”), and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of all Certificates that formerly represented the Eligible Shares held by any record holder immediately prior to the Effective Time, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of the Eligible Share(s) formerly represented by such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time) and (B) a check or wire transfer in an aggregate amount equal to the Cash Consideration, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time), plus the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(h) and any dividends and other distributions pursuant to Section 3.4(g).

(ii)             Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time) and (B) a check or wire transfer in an aggregate amount equal to the Cash Consideration, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time), plus the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(h) and any dividends and other distributions to which such holder is entitled pursuant to Section 3.4(g).

(iii)            DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h), if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)            No interest shall be paid or accrued on the Merger Consideration or any other amount payable in respect of any Eligible Shares pursuant to this Article III.

(v)             With respect to any Eligible Shares represented by Certificates immediately prior to the Effective Time, if payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that the Certificates so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Company that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v) (together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (and delivery of such duly completed and validly executed Letter of Transmittal with such other customary documents) the Merger Consideration payable in respect of such shares of Company Common Stock, cash payable in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.4(g).

(c)            Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately with respect to shares outstanding prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any holders of Eligible Shares as of immediately prior to the Effective Time who have not theretofore received the Merger Consideration, any cash payable in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.4(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.4(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.

(e)            No Liability. None of the Surviving Corporation, Surviving Company, Parent, Merger Subs, Holdings or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of the Eligible Shares represented by such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Eligible Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)             Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Eligible Shares formerly represented by such Certificate, any cash payable in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 3.4(h) and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 3.4(g).

(g)            Dividends or Other Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Eligible Shares immediately prior to the Effective Time represented by an unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4. Following surrender of any such Certificate (together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent), there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender (and delivery of such duly completed and validly executed Letter of Transmittal with such other customary documents), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and delivery and a payment date subsequent to such surrender and delivery payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the First Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)            No Fractional Shares of Parent Common Stock. No fractional shares or certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and no holder of Eligible Shares immediately prior to the Effective Time shall have any right to vote or have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock in respect of the fractional shares such holder would otherwise be entitled to receive. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares immediately prior to the Effective Time exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Eligible Shares formerly represented by Certificates and Book-Entry Shares held by such holder immediately prior to the Effective Time) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days ending immediately prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to a holder of Eligible Shares immediately prior to the Effective Time who would otherwise be entitled to receive a fractional share of Parent Common Stock, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders subject to and in accordance with the terms hereof when payable pursuant to this Article III. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of the Eligible Shares in the First Merger.

(i)             Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1 but instead at the Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to an appraisal of such holder’s shares under Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) upon the terms and conditions set forth in this Article III. The Company shall deliver prompt written notice (including all accompanying relevant documents and instruments) to Parent of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Appraisal Shares, as provided in Section 262 of the DGCL, and the Company shall provide Parent with the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to the Appraisal Shares without the prior written consent of Parent.

(j)             Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Merger Subs, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. Parent, the Merger Subs, the Surviving Company and the Exchange Agent, as the case may be, shall reasonably cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority by the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock to whom such amounts would have been paid absent such deduction or withholding by the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be.

Section 3.5             Effect of the Second Merger on Capital Stock and LLC Interests. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Corporation, the Surviving Company, or any holder of any securities of Parent, the Surviving Corporation or the Surviving Company, (i) each share of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time (and, for the avoidance of doubt, after giving effect to the First Merger) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor and (ii) each limited liability company interest in Merger Sub LLC outstanding immediately prior to the Second Merger Effective Time shall remain outstanding as an identical limited liability company interest in the Surviving Company and shall be unaffected by the Second Merger.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Group Companies to Parent and the Merger Subs on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since March 18, 2021 (the “Applicable Date”) and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Group Companies, jointly and severally, represent and warrant to Parent and the Merger Subs as follows:

Section 4.1             Organization, Standing and Power. Each Group Company and its Subsidiaries is a corporation, partnership or limited liability company duly incorporated, organized or formed, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of each Group Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on each Group Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each Group Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Group Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement and each as made available to Parent is in full force and effect, and neither Group Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2            Capital Structure.

(a)           As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 350,000,000 shares of Company Class A Common Stock, (ii) 150,000,000 shares of Company Class B Common Stock, and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 10, 2021: (A) 42,750,858 shares of Company Class A Common Stock were issued and outstanding, 34,218,535 shares of Company Class B Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding; (B) the shares of Company Class A Common Stock issued and outstanding include 1,710,137 shares subject to outstanding Company Restricted Stock Unit Awards granted under the Company Stock Plan (with performance-based awards reflected at the target award level); (C) 4,310,603 shares of Company Class A Common Stock remained available for issuance pursuant to the Company Stock Plan; and (D) 34,218,535 shares of Company Class A Common Stock were duly reserved and available for issuance upon the conversion of the Holdings Class B Units for corresponding shares of Company Class A Common Stock pursuant to the Exchange Agreement. Schedule 4.2(a) of the Company Disclosure Letter sets forth a true and complete list of each Person that owns Company Class B Common Stock, including the name of such Person and the number of shares owned by such Person. Upon the conversion and cancellation of Company Class B Common Stock as provided in Section 3.2, there will be no shares of Company Class B Common Stock outstanding, and Company Class A Common Stock shall be the only outstanding shares of Company Capital Stock outstanding.

(b)           The authorized equity interests of Holdings consist of Class A Units and Holdings Class B Units (the “Holdings Interests”). As of August 10, 2021, the issued and outstanding Holdings Interests of Holdings consisted of (i) 41,040,721 Class A Units and (ii) 34,218,535 Holdings Class B Units. 100% of the issued and outstanding Class A Units of Holdings are beneficially owned by the Company, and Schedule 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of each Person that owns Holdings Interests, including the name of such Person and the number of Holdings Interests owned by such Person.

(c)            All outstanding equity securities of each Group Company, including Company Common Stock and the Holdings Interests, have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding equity securities of each Group Company have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Stock Plan). As of the date hereof, except as set forth in this Section 4.2, in the Merger Support Agreement and in the Exchange Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from either Group Company or any of its Subsidiaries any capital stock of either Group Company or securities convertible into or exchangeable or exercisable for capital stock of either Group Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of each Group Company are owned by either Group Company, or a direct or indirect wholly-owned Subsidiary of such Group Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, there are outstanding: (A) no shares of capital stock, limited liability company interests, other equity interests, Voting Debt or other voting securities of either Group Company, (B) no securities of either Group Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock, limited liability company interests, other equity interests, Voting Debt or other voting securities of either Group Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which either Group Company or any of its Subsidiaries is a party or by which it is bound in any case obligating either Group Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock, limited liability company interests, other equity interests or any Voting Debt or other voting securities of either Group Company, or obligating either Group Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than the Merger Support Agreement, there are no stockholder agreements, voting trusts or other agreements to which either Group Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock, limited liability company interests or other equity interests of either Group Company or any of its Subsidiaries. No Subsidiary of either Group Company owns any shares of Company Capital Stock.

(d)            As of the date of this Agreement, neither Group Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2(d) of the Company Disclosure Letter.

Section 4.3            Authority; No Violations; Consents and Approvals.

(a)            Each Group Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each Group Company and the consummation by each Group Company of the Transactions have been duly authorized by all necessary corporate action on the part of such Group Company, subject, only with respect to the consummation of the Merger, the Company Stockholder Approval and the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each Group Company and, assuming the due and valid execution of this Agreement by Parent and the Merger Subs, constitutes a valid and binding obligation of each Group Company enforceable against such Group Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair and reasonable to, and advisable and in the best interests of, the Company and the holders of Company Common Stock, (B) approved and declared advisable this Agreement and the consummation of the Transactions and (C) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions (such recommendation described in this clause (C), the “Company Board Recommendation”). The Company has duly adopted resolutions in its capacity as the managing member of Holdings pursuant to which the Company has determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Holdings and its members, approved and declared advisable this Agreement and the consummation of the Transactions and authorized Holdings’ entry into this Agreement and consummation of the Transactions (the “Holdings Managing Member Approval”). The Company Stockholder Approval is the only approval of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger. The Holdings Managing Member Approval is the only approval of the members of or holders of limited liability company interests in Holdings necessary to approve this Agreement and Holdings’ consummation of the Transactions contemplated hereby.

(b)            The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Group Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of either Group Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which either Group Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to either Group Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4             Consents. No Consent from or to any Governmental Entity is required to be obtained or made by either Group Company or any of its Subsidiaries or Affiliates in connection with the execution, delivery and performance of this Agreement by such Group Company or the consummation by such Group Company of the Transactions, except for: (a) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) relating to the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5            SEC Documents; Financial Statements.

(a)            Since the Applicable Date, the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)            The Company has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of such financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or any of its Subsidiaries and (ii) is not, and since the Applicable Date there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

Section 4.6            Absence of Certain Changes or Events.

(a)            Since the Applicable Date, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)            From the Applicable Date through the date of this Agreement:

(i)              the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;

(ii)             there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)            neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xv) or (xviii) (solely as it relates to the foregoing Sections 6.1(b)(i), (vi), (vii), (viii), (x), (xii), or (xv)).

Section 4.7            No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2021 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2021; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2021; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8            Information Supplied. None of the information supplied or to be supplied by either Group Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the First Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the Registration Statement and the first sentence of Section 5.8, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by either Group Company with respect to statements made therein based on information supplied by Parent or the Merger Subs specifically for inclusion or incorporation by reference therein.

Section 4.9            Company Permits; Compliance with Applicable Law.

(a)            The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, waivers, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, and the Company and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, agents, has directly or indirectly made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any Person for the purpose of (i) influencing any official act or decision of a foreign government official, political party, or candidate for political office, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, or (iii) securing any improper advantage, in the case of clauses (i), (ii) and (iii) in violation of any applicable Anti-Corruption Laws.

(d)            Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, agents:

(i)              has been nor is a Sanctioned Person;

(ii)             has transacted any business directly or knowingly indirectly with any Sanctioned Person or otherwise violated Sanctions; nor

(iii)            has violated any applicable Ex-Im Law.

Section 4.10          Compensation; Benefits.

(a)            Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list of each Company Benefit Plan.

(b)            True, correct and complete copies of each material Company Benefit Plan (or, in the case of any material Company Benefit Plan not in writing, a description of the material terms thereof) and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with, as applicable, with respect to each material Company Benefit Plan, the most recent report filed on Form 5500, summary plan description, and all material correspondence to or from (including non-routine filings made with) any Governmental Entity received in the past three (3) years.

(c)            Each Company Benefit Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code in all material respects.

(d)            There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e)            All contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms have been timely made. With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims, and (iii) no material administrative investigation, audit or other administrative proceeding by any Governmental Entity is pending, or, to the knowledge of the Company, threatened.

(f)             There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements, and all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(g)            Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(h)            Neither the Company nor any of its Subsidiaries nor any Person that could be treated as a single employer with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) maintains, sponsors, contributes to or has ever had an obligation to contribute to, and no Company Benefit Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Sections 302 or 303 of ERISA, or Sections 412 or 430 of the Code.

(i)             Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither the Company nor any of its Subsidiaries has any obligation to provide such benefits. The Company and its Subsidiaries have not incurred (whether or not assessed) or could reasonably be expected to incur any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(j)             Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employees of the Company or any of its Subsidiaries to any amount of compensation or benefits (including any severance pay or any material increase in severance pay or any loan forgiveness), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee of the Company or any of its Subsidiaries, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any liability under any Company Benefit Plan or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(k)            Except as set forth on Schedule 4.10(k) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in any “excess parachute payment” within the meaning of Section 280G of the Code. Copies of Section 280G calculations with respect to any “disqualified individual” (within the meaning of Section 280G of the Code) in connection with the Transactions, either alone or in combination with another event, have been furnished or made available to Parent or its Representatives.

(l)             Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m)           No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees of the Company or any of its Subsidiaries who reside or work outside of the United States.

Section 4.11          Labor Matters.

(a)            (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor union or labor organization, (ii) there is no pending union representation petition filed with the National Labor Relations Board or any other Governmental Entity, with respect to employees of the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, there is no labor organizing activity by any labor union or labor organization (or representative thereof) to organize employees of the Company or its Subsidiaries.

(b)            There is no unfair labor practice charge or complaint or any other material complaint, material litigation or material judicial or administrative proceeding before the National Labor Relations Board or any other Governmental Entity, in each case, involving any employees of the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened.

(c)            There is no strike, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by or involving any employees of the Company or any of its Subsidiaries, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            The Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by any Governmental Entity relating to its employees or employment practices pursuant to which it has any material outstanding liabilities or obligations. Except as is not reasonably expected to result in material liability to the Company or any of its Subsidiaries, the Company and its Subsidiaries maintain accurate and complete Form I-9s with respect to each of their former employees (for the time period required by applicable Law) and current employees in accordance with applicable Laws concerning immigration and employment eligibility verification obligations.

(e)            In the last three (3) years: (i) to the Knowledge of the Company, no material allegations of sexual harassment have been made by any current or former employee of the Company against any current or former officer or director of the Company or its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries have been in involved in any material Proceedings, or entered into any material settlement agreements, related to allegations of sexual harassment or sexual misconduct by any current or former officer or director of the Company or any of its Subsidiaries.

Section 4.12          Taxes.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)              All Tax Returns required to be filed by or on behalf of any of the Group Companies or any of their Subsidiaries have been duly and timely filed (taking into account extensions of time for filing), and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by any of the Group Companies or any of their Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP) have been paid in full. All withholding Tax requirements imposed on or with respect to any of the Group Companies or any of their Subsidiaries have been satisfied in full, and the Group Companies and their Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(ii)             There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by any of the Group Companies or any of their Subsidiaries.

(iii)            There is no outstanding claim, assessment or deficiency against any of the Group Companies or any of their Subsidiaries for any Taxes that have been asserted or, to the Knowledge of the Company or Holdings (as applicable), threatened in writing by any Taxing Authority. There are no Proceedings pending or, to the Knowledge of the Company or Holdings (as applicable), threatened in writing regarding any Taxes of any of the Group Companies or any of their Subsidiaries.

(iv)            None of the Group Companies or any of their Subsidiaries are a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among the Group Companies and/or any of their Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax). None of the Group Companies or any of their Subsidiaries have (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was any of the Group Companies or any of their Subsidiaries) or (y) any material liability for Taxes of any Person (other than any of the Group Companies or any of their Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(v)             None of the Group Companies or any of their Subsidiaries have participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(vi)            None of the Group Companies or any of their Subsidiaries have constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(vii)           No written claim has been made by any Taxing Authority in a jurisdiction where any of the Group Companies or any of their Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by any of the Group Companies or any of their Subsidiaries.

(viii)          None of the Group Companies or any of their Subsidiaries have requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(ix)           There are no Encumbrances for Taxes on any of the assets of any of the Group Companies or any of their Subsidiaries, except for Permitted Encumbrances.

(x)            Except as provided on Schedule 4.12(a)(x) of the Company Disclosure Letter, none of the Group Companies nor any of their Subsidiaries has availed itself of the benefit of any Tax credits or deferred the payment of any Taxes pursuant to COVID-19 Measures.

(xi)            The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

(xii)         Holdings is, and has been since formation, properly classified for U.S. federal income tax purposes as an entity disregarded as separate from its owner or a partnership.

(xiii)          Except as provided on Schedule 4.12(a)(xiii) of the Company Disclosure Letter, all of the Subsidiaries of Holdings (other than Brix Federal Leasing Corporation) are, and have been since formation, properly classified for U.S. federal income tax purposes as disregarded entities.

(b)            None of the Group Companies or any of their Subsidiaries are aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)            Holdings has or will have in effect an election under Section 754 of the Code for the taxable year in which the Merger occurs.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12 and in Section 4.10 are the sole and exclusive representations and warranties of the Group Companies and their Subsidiaries with respect to Taxes.

Section 4.13        Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the Knowledge of the Company, threatened against (i) the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (ii) any Affiliate of the Company relating to the Company, its business or assets, or (b) judgment, decree, injunction, ruling, order, writ or award of any Governmental Entity or arbitrator with outstanding obligations against either the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.

Section 4.14          Intellectual Property.

(a)            The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           To the Knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing on the Company Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the Knowledge of the Company, are free from any malicious code.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the Knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

Section 4.15          Privacy and Cybersecurity.

(a)           The Company and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date hereof have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, in each case of clauses (i) through (iii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries. There are no actions by any Person (including any Governmental Entity) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.

(b)            During the three (3) years preceding the date of this Agreement (i) to the Knowledge of the Company, there have been no material breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Other than as disclosed on Schedule 4.15(b) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor any Subsidiary of the Company has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.16          Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries, but excluding the Company Oil and Gas Properties and the Rights-of-Way (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries, but excluding the Company Oil and Gas Properties and the Rights-of-Way (collectively, including the improvements thereon, the “Company Material Leased Real Property,” and together with the Company Owned Real Property, the “Company Material Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the Knowledge of the Company, the other parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease and no event has occurred and no circumstance exists which, if not remedied, would result in such a default (with or without notice or lapse of time, or both), and (c) as of the date of this Agreement, there does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property. As of the date of this Agreement, none of the Company Material Real Property is subject to any Encumbrances, defects or imperfections that, in the aggregate, interfere with the ability of the Company and/or its Subsidiaries to conduct their respective businesses thereon as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect. There are no leases, rights or other agreements burdening or affecting any portion of the Company Material Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Company Material Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and its Subsidiaries, other than disclosed on Schedule 4.16 of the Company Disclosure Letter, there are no outstanding options or rights of first refusal or first offer in favor of any other Person to purchase any Company Owned Real Property or any portion thereof or interest therein (excluding for the avoidance of doubt, any such options or rights relating to or arising out of the Company’s Oil and Gas Properties and Rights-of-Way) that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. The Company Material Real Property and all other real property leased and owned by the Company and its Subsidiaries constitutes all of the real estate (other than, for the avoidance of doubt, the Company’s Oil and Gas Properties and Rights-of-Way) used in and necessary for the operation of the respective businesses of the Company and its Subsidiaries.

Section 4.17          Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than as disclosed on Schedule 4.17 of the Company Disclosure Letter, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under oil and gas leases based solely on Hydrocarbons produced from such oil and gas lease).

Section 4.18          Oil and Gas Matters.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the Ordinary Course since the date of the reserve reports prepared by W.D. Von Gonten & Co. (collectively, the “Company Independent Petroleum Engineers”) relating to the Company’s interests referred to therein as of July 8, 2021 (the “Company Reserve Reports”) or (ii) reflected in the Company Reserve Reports or in the Company SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries, except as set forth on Schedule 4.18(a) of the Company Disclosure Letter, have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s and/or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner from and after the date of the Company Reserve Reports, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent from and after the date of the Company Reserve Reports, and decreases resulting from the establishment of pools or units from and after the date of the Company Reserve Reports), (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)            Except for any such matters that, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company’s interests referred to in the Company Reserve Reports, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided, accurate in all respects. To the Company’s Knowledge, any assumptions or estimates provided by any of the Company’s Subsidiaries to the Company Independent Petroleum Engineers in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made. Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or are being contested in good faith through appropriate Proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) or are being contested in good faith through appropriate Proceedings and (iii) neither the Company nor any of its Subsidiaries (and, to the Company’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries. To the Company’s Knowledge, Schedule 4.18(c) of the Company Disclosure Letter sets forth all the material Oil and Gas Leases where (i) the primary term thereof is scheduled to expire by the express terms thereof (in whole or in part) at any time prior to the one year anniversary of the date of this Agreement and (ii) in which the primary term is not currently being perpetuated by production in paying quantities, operations or other terms of the applicable Oil and Gas Lease.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner or are being contested in good faith through appropriate proceedings and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells. Neither the Company nor any of its Subsidiaries (i) is obligated by virtue of a take-or-pay payment, advance payment or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery or (ii) has any material transportation, processing or plant imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.

(e)            All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Properties of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries, and to the Knowledge of the Company, all such wells that were not drilled and completed by the Company or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 4.18(e) of the Company Disclosure Letter, there are no wells that constitute a part of the Oil and Gas Properties of the Company and its Subsidiaries of which the Company or a Subsidiary has received a written notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned.

(f)             Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, tag-along, consent or similar right that would become operative as a result of the Transactions.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the date of the Company Reserve Reports, neither the Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by the Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with current practices (ordinary wear and tear excepted).

(i)             As of the date of this Agreement, except as set forth on Schedule 6.1(b)(xv) of the Company Disclosure Letter, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on the Company or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties for which such operations have not been completed that the Company reasonably anticipates will individually or in the aggregate require expenditures after the Effective Time of greater than $100,000.

Section 4.19          Environmental Matters.

(a)            Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)             the Company and its Subsidiaries and their respective operations and assets are, and at all times since the Applicable Date have been, in compliance with Environmental Laws;

(ii)            the Company and its Subsidiaries are not subject to any pending or, to the Company’s Knowledge, threatened Proceedings under Environmental Laws;

(iii)           there have been no Releases of Hazardous Materials at any property currently or, to the Knowledge of the Company, formerly owned, leased, operated or otherwise used by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any predecessors of the Company or any of its Subsidiaries, which Releases have resulted or are reasonably likely to result in liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any unresolved written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, leased, operated, or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(iv)           neither the Company nor any of its Subsidiaries has assumed, either expressly or, to the Company’s Knowledge, by operation of Law, any liability of any other Person related to Hazardous Materials or Environmental Laws.

(b)            As of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries relating to any instance of noncompliance with Environmental Laws or any liability arising under Environmental Laws in each case that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

Section 4.20          Material Contracts.

(a)            Schedule 4.20(a) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)             each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)            each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)           each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $200,000, other than agreements solely between or among the Company and any of its Subsidiaries;

(iv)           each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts the ability of the Company or any of its Subsidiaries to compete in any business or with any Person in any geographical area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries;

(v)            any Contract providing for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons that:

(A)           has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less,

(B)           contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or

(C)          contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)           any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)          each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the contract that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within sixty (60) days, other than contracts related to drilling rigs;

(viii)         each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(ix)           each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or any of its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the Ordinary Course;

(x)            each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, or unit agreements affecting the Oil and Gas Properties of the Company;

(xi)           each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring the Company or any of its Subsidiaries to make expenditures from and after the Applicable Date that would reasonably be expected to be in excess of $1,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii)          each contract for any Derivative Transaction;

(xiii)         each collective bargaining agreement to which the Company is a party;

(xiv)         each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xv)          each contract for any Company Related Party Transaction; and

(xvi)       each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b)            Collectively, the Contracts set forth in Section 4.20(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the Knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto. There are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the Knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.21          Derivative Transactions.

(a)            Schedule 4.21 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Company or any of its Subsidiaries) entered into by the Company or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)            The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.

Section 4.22          Insurance. Set forth on Schedule 4.22 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. The Material Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. As of the date hereof, the Company and its Subsidiaries do not have aggregate claims pending with insurers that are reasonably expected to result in insurance recoveries of more than $1,500,000 in the aggregate.

Section 4.23          Opinion of Financial Advisor. The Company Board has received the oral opinion of Houlihan Lokey Capital, Inc. addressed to the Company Board to the effect that, based upon and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of each such opinion, as of the date of the opinion, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than the Company and its Subsidiaries and Parent and its Affiliates). A copy of the written opinion of the financial advisor confirming its oral opinion will be provided by the Company to Parent promptly following the execution of this Agreement and receipt thereof by the Company (it being agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent or the Merger Subs or any other Person).

Section 4.24          Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc. and Houlihan Lokey Capital, Inc., no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of either Group Company.

Section 4.25          Related Party Transactions. Schedule 4.25 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement (other than any Company Benefit Plan) involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the Knowledge of the Company) is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

Section 4.26          No Additional Representations.

(a)            Except for the representations and warranties made in this Article IV, no Group Company nor any other Person makes any express or implied representation or warranty with respect to either Group Company or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each Group Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Group Company nor any other Person makes or has made any representation or warranty to Parent, the Merger Subs, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to either Group Company or any of their respective Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by each Group Company in this Article IV, any oral or written information presented to Parent or the Merger Subs or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or the Merger Subs’ remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by each Group Company in this Article IV.

(b)            Notwithstanding anything contained in this Agreement to the contrary, each Group Company acknowledges and agrees that none of Parent, the Merger Subs or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including the Merger Subs) or any other matter whatsoever, express or implied, beyond those expressly given by Parent and the Merger Subs in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to either Group Company or any of its Representatives, and that each Group Company has not relied on any such other representation or warranty not expressly set forth in Article V of this Agreement. Without limiting the generality of the foregoing, each Group Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to either Group Company or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and the Merger Subs to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2020 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and the Merger Subs, jointly and severally, represent and warrant to the Company as follows:

Section 5.1            Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly incorporated, organized or formed, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, Merger Sub Inc. and Merger Sub LLC each has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2            Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 450,000,000 shares of Parent Common Stock and (ii) 45,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on August 10, 2021: (A) 98,280,786 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) 33,792,227 warrants to purchase shares of Parent Common Stock were issued and outstanding; (C) there were no outstanding options to purchase shares of Parent Common Stock pursuant to Parent’s Stock and Performance Incentive Plan, as amended from time to time, and prior plans (the “Parent Stock Plans”); (D) there were outstanding other stock-settled equity-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 837,973 shares of Parent Common Stock; and (E) there were 1,767,203 shares of Parent Common Stock and 3,334,277 Class C Warrants to purchase Parent Common Stock held in reserve for future issuance relating to general unsecured claims.

(b)            As of the date of this Agreement, the authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(c)            As of the date of this Agreement, the authorized equity interests of Merger Sub LLC consist of limited liability company interests, all of which are owned by Parent and, under the Limited Liability Company Act of the State of Delaware, Parent has no obligation to make further payments for its purchase of such limited liability company interests or contributions to Merger Sub LLC solely by reason of its ownership of such limited liability company interests or its status as a member of Merger Sub LLC, and no personal liability for the debts, obligations and liabilities of Merger Sub LLC, whether arising in contract, tort or otherwise, solely by reason of being a member of Merger Sub LLC.

(d)            All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on August 10, 2021, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock.

(e)            As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Parent Disclosure Letter.

Section 5.3      Authority; No Violations; Consents and Approvals.

(a)        No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Transactions. Each of Parent, Merger Sub Inc. and Merger Sub LLC has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the Merger Subs and the consummation by Parent and the Merger Subs of the Transactions have been duly authorized by all necessary action on the part of each of Parent, Merger Sub Inc. and Merger Sub LLC, subject to adoption of this Agreement by Parent as sole stockholder of Merger Sub Inc. and sole member of Merger Sub LLC (which shall occur immediately after the execution and delivery of this Agreement), and the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State for the State of Delaware. This Agreement has been duly executed and delivered by each of Parent, Merger Sub Inc. and Merger Sub LLC, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent, Merger Sub Inc. and Merger Sub LLC enforceable against Parent, Merger Sub Inc. and Merger Sub LLC in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Parent and the holders of Parent Common Stock and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Parent Stock Issuance. The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub Inc. and the sole stockholder of Merger Sub Inc., (B) approved and declared advisable this Agreement and the consummation of the Transactions and (C) recommended this Agreement and the Transactions to Parent for approval and adoption thereby in its capacity as the sole stockholder of Merger Sub Inc. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub Inc., will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub Inc.. Parent, in its capacity as the sole member of Merger Sub LLC, has (A) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub LLC and its sole member and (B) approved and declared advisable this Agreement and the consummation of the Transactions.

(b)        The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent, Merger Sub Inc. or Merger Sub LLC, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or the Merger Subs or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 5.4      Consents. No Consent from or to any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries or Affiliates in connection with the execution, delivery and performance of this Agreement by Parent and the Merger Subs or the consummation by Parent and the Merger Subs of the Transactions, except for: (a) the filing of a premerger notification and report form by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5      SEC Documents; Financial Statements.

(a)         Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)         Parent has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Except as set forth on Schedule 5.5(c) of the Parent Disclosure Letter, there (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or any of its Subsidiaries and (ii) is not, and since December 31, 2020, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 5.6      Absence of Certain Changes or Events.

(a)         Since February 9, 2021, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)         From February 9, 2021 through the date of this Agreement:

(i)            Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)          neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.2(b)(i), (iii), (iv), (v), (vi), (vii), (viii), (ix) or (x) (solely as it relates to the foregoing Sections 6.2(b)(i), (iii), (iv), (v), (vi), (vii), (viii) or (ix)).

Section 5.7      No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2021 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three-months ended June 30, 2021; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2021; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8      Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9         Parent Permits; Compliance with Applicable Law.

(a)         Parent and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, waivers, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, and Parent and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)         Neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or agents, has directly or indirectly made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any Person for the purpose of (i) influencing any official act or decision of a foreign government official, political party, or candidate for political office, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) in violation of any applicable Anti-Corruption Laws.

(d)        Neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or agents:

(i)            has been nor is a Sanctioned Person;

(ii)           has transacted any business directly or knowingly indirectly with any Sanctioned Person or otherwise violated Sanctions; nor

(iii)          has violated any applicable Ex-Im Law.

Section 5.10       Labor Matters.

(a)         (i) Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement with any labor union or labor organization, (ii) to the Knowledge of Parent there is no pending union representation petition filed with the National Labor Relations Board or any other Governmental Entity with respect to employees of Parent or any of its Subsidiaries, and (iii) to the Knowledge of Parent, there is no labor organizing activity by any labor union or labor organization to organize employees of Parent or its Subsidiaries.

(b)        There is no strike, work stoppage, slowdown or lockout pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries by or involving any employees of Parent or any of its Subsidiaries, other than as would not reasonably be expected to have individually or in the aggregate, a Parent Material Adverse Effect.

(c)         In the last three (3) years: (i) to the Knowledge of Parent, no material allegations of sexual harassment have been made by any current or former employee of Parent against any current or former officer or director of Parent or its Subsidiaries; and (ii) neither Parent nor any of its Subsidiaries have been in involved in any material Proceedings, or entered into any material settlement agreements, related to allegations of sexual harassment by any current or former officer or director of Parent or its Subsidiaries.

Section 5.11       Taxes. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.12       Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties, or (b) judgment, decree, injunction, ruling, order, writ or award of any Governmental Entity or arbitrator with outstanding obligations against Parent or any of its Subsidiaries. To the Knowledge of Parent, as of the date hereof, no officer of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.13       Environmental Matters.

(a)         Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)            Parent and its Subsidiaries and their respective operations and assets are, and at all times since the Applicable Date have been, in compliance with Environmental Laws;

(ii)           Parent and its Subsidiaries are not subject to any pending or, to Parent’s Knowledge, threatened Proceedings under Environmental Laws;

(iii)          there have been no Releases of Hazardous Materials at any property currently or, to the Knowledge of Parent, formerly owned, leased, operated or otherwise used by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases have resulted or are reasonably likely to result in liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any unresolved written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, leased, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(iv)          neither Parent nor any of its Subsidiaries has assumed, either expressly or, to Parent’s Knowledge, by operation of Law, any liability of any other Person related to Hazardous Materials or Environmental Laws.

(b)        as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries relating to any instance of noncompliance with Environmental Laws or any liability arising under Environmental Laws, in each case that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

Section 5.14       Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.15       Privacy and Cybersecurity.

(a)         Parent and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date hereof have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) Parent’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) Parent’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of Parent’s and each of its Subsidiaries’ information technology systems, in each case of (i)-(iii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and its Subsidiaries. There are no actions by any Person (including any Governmental Entity) pending to which Parent or any of Parent’s Subsidiaries is a named party or, to the knowledge of Parent, threatened in writing against Parent or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.

(b)        During the three (3) years preceding the date of this Agreement (i) to the Knowledge of Parent, there have been no material breaches of the security of the information technology systems of Parent and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected Parent’s and its Subsidiaries’ business or operations. Parent and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. To the knowledge of Parent, neither Parent nor any Subsidiary of Parent has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against Parent or any of Parent’s Subsidiaries.

Section 5.16       Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17       Oil and Gas Matters.

(a)         Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the Ordinary Course since the date of the reserve report prepared by LaRoche Petroleum Consultants, Ltd. (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2020 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s and/or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (B) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)         Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. To Parent’s Knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Independent Petroleum Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)         Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or are being contested in good faith through appropriate Proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (other than any such Production Burdens that are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) or are being contested in good faith through appropriate Proceedings and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner or are being contested in good faith through appropriate Proceedings and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)         All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Properties of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries, and to the Knowledge of Parent, all such wells that were not drilled and completed by Parent or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable contract entered into by Parent or any of its Subsidiaries related to such wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development production and other operations have been conducted in compliance with all applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

Section 5.18       Brokers. Except for the fees and expenses payable to J.P. Morgan Securities LLC (“Parent FA”), no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.19       Ownership of Company Common Stock. As of the date hereof, neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

Section 5.20       Business Conduct.

(a)         Merger Sub Inc. was incorporated on August 6, 2021. Since its inception, Merger Sub Inc. has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub Inc. has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

(b)        Merger Sub LLC was formed on August 6, 2021. Since its inception, Merger Sub LLC has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub LLC has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

Section 5.21       Available Funds. Parent and the Merger Subs have available to them or as of the Effective Time will have available to them, all funds necessary to consummate the Merger and the other transactions contemplated hereby and required for the satisfaction of all of Parent’s and the Merger Subs’ obligations under this Agreement, including payment of the Cash Consideration, any amounts necessary to fund any portion of the Company’s Indebtedness to be redeemed at the Closing and any amounts necessary to make payments in lieu of fractional shares pursuant to Section 3.4(h).

Section 5.22       Related Party Transactions. Schedule 5.22 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the Knowledge of Parent) is a party to any actual or proposed loan, lease or other contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries.

Section 5.23       No Additional Representations.

(a)         Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.23 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and the Merger Subs in this Article V.

(b)         Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that none of Parent, Merger Sub Inc. or Merger Sub LLC has relied on any such other representation or warranty not expressly set forth in Article IV of this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

Article VI
COVENANTS AND AGREEMENTS

Section 6.1      Conduct of Company Business Pending the Merger.

(a)         Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement or the Exchange Agreement, (iii) as may be required by applicable Law, (including any COVID-19 Measures), or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the Ordinary Course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b)         Except (i) as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement or the Exchange Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to (in each case whether directly or indirectly or by merger, consolidation, division, operation of law or otherwise):

(i)            (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company; (B) split, combine, exchange, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing and disclosed to Parent as of the date hereof or to satisfy any applicable Tax withholding in respect of the vesting or settlement of any Company Restricted Stock Unit Awards outstanding as of the date hereof, in accordance with the terms of the Company Stock Plan and applicable award agreements;

(ii)           offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Stock Unit Awards outstanding on the date hereof in accordance with the terms of the Company Stock Plan and applicable award agreements; and (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company;

(iii)          amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv)          (A) merge, consolidate, combine or amalgamate with any Person or effect any division transaction or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $4,000,000 in the aggregate;

(v)           sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) sales, leases, exchanges or dispositions for which the consideration is less than $500,000 in the aggregate; (B) the sale of Hydrocarbons in the Ordinary Course; (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company; (D) sales or dispositions of obsolete or worthless equipment in the Ordinary Course; or (E) asset swaps the fair market value of which are less than $500,000 in the aggregate;

(vi)          authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(vii)         change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)        (A) make, change or revoke any material Tax election or accounting method, but excluding any election that must be made periodically and is made consistent with past practice, (B) file any material amended Tax Return, (C) except to the extent otherwise required by applicable Law, file any material Tax Return other than on a basis consistent with past practice, (D) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes, (E) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement or other similar agreement with respect to Taxes, (F) enter into any closing agreement with respect to material Taxes, (G) settle or compromise any material Tax Proceeding, or (H) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)          other than as required by applicable Law or by the terms of any Company Benefit Plan existing as of the date hereof, (A) grant any increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other individual service providers, other than salary or wage increases made in the ordinary course of business with respect to non-officer level employees and service providers (not to exceed 2% in the aggregate); (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or equity-linked awards, amend or modify the terms of any outstanding equity-based or equity-linked awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.3; (D) pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Company Benefit Plan existing as of the date hereof; (E) enter into any new, or materially amend any existing, employment or severance or termination agreement with any current or former director, officer, employee or service provider; (F) establish any Company Benefit Plan that was not in existence prior to the date of this Agreement, or amend or terminate any Company Benefit Plan in existence on the date of this Agreement, other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to the Company; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized base salary in excess of $150,000; (H) terminate the employment of any employee or other service provider who has an annualized base salary in excess of $150,000 or any executive officer, in each case, other than for cause; or (I) enter into, amend or terminate any collective bargaining agreement with any labor union, works council or labor organization;

(x)           (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (A) and (B) shall not restrict the incurrence of Indebtedness (1) under the Company Credit Facilities and the Notes in an amount not to exceed $25,000,000, (2) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, (3) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), (4) additional Indebtedness in the Ordinary Course in an amount not to exceed $1,500,000 or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3) or (4);

(xi)          (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of an existing Company Contract on substantially the same terms in the Ordinary Course), other than in each case, with respect to Sections 4.20(a)(xiii) and 4.20(a)(xiv) only, in the Ordinary Course or, (C) except to the extent necessary to remain in compliance with the Company Credit Facilities, enter into any material Derivative Transaction;

(xii)         other than agreements, arrangements or Company Contracts made in the Ordinary Course, on terms no less favorable to the Company and its Subsidiaries than those generally being provided to or available from unrelated third parties, and in each case involving aggregate payments of less than $500,000, shall not, and shall not permit any of its Subsidiaries to, enter into any agreement, arrangement, Company Contract or other transaction with any Affiliate;

(xiii)        cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $500,000 in the aggregate;

(xiv)        waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any Proceeding in respect of Taxes) other than (A) the settlement of such proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount not exceeding $500,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.10;

(xv)         make or commit to make any capital expenditures that are, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for such fiscal quarter as set forth in Schedule 6.1(b)(xv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvi)        take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xvii)       fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)      take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied;

(xix)         elect not to participate with respect to any proposed operation regarding any of the Oil and Gas Properties that involves capital expenditures (net to the interest of the Company and its Subsidiaries) in excess of $250,000; or

(xx)          agree to take any action that is prohibited by this Section 6.1(b).

Section 6.2      Conduct of Parent Business Pending the Merger.

(a)         Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (including any COVID-19 Measures) or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the Ordinary Course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b)        Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i)            (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (x) regular quarterly cash dividends payable by Parent in the Ordinary Course (and, for avoidance of doubt, excluding any special dividends) and (y) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent; (B) split, combine, exchange, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Stock Plan and applicable award agreements;

(ii)           amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries (other than ministerial changes);

(iii)          authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(iv)          take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(v)           take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(vi)          agree to take any action that is prohibited by this Section 6.2(b).

Section 6.3      No Solicitation by the Company.

(a)        From and after the date of this Agreement, the Company and its officers and directors will, and will cause the Company’s Subsidiaries and its and their controlled Affiliates and other Representatives to, cease, and cause to be terminated, any negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries, their respective controlled Affiliates or Representatives with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Competing Proposal. Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective controlled Affiliates and Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Competing Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Competing Proposal.

(b)        From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and its and their respective controlled Affiliates and other Representatives not to, directly or indirectly:

(i)            initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry regarding, the submission or announcement by any Person (other than Parent or its Subsidiaries) of, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Competing Proposal;

(ii)           engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;

(iii)          furnish any material non-public information regarding the Company or its Subsidiaries to any Person (other than Parent and its Subsidiaries) in connection with, for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to any Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;

(iv)          approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any Company Alternative Acquisition Agreement;

(v)           submit any Company Competing Proposal to the vote of the stockholders of the Company; or

(vi)          resolve or agree to do any of the foregoing.

provided, that notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives may, (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Competing Proposal after the date hereof that did not result from a breach (other than a de minimis breach) of this Section 6.3 if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), it being understood that such Acceptable Confidentiality Agreement need not prohibit the making, or amendment, of a Company Competing Proposal and shall not prohibit compliance by the Company with this Section 6.3, and the Company shall promptly disclose (and, if applicable, provide copies of) any such information provided to such Person to Parent to the extent not previously provided to Parent; or (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Company Competing Proposal after the date hereof that did not result from a breach (other than a de minimis breach) of this Section 6.3, if and only to the extent that, (x) prior to taking any action described in clause (A) or (B) above, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action in light of the Company Competing Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable law and (y) in each such case referred to in clause (A) or (B) above, the Company Board has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Company Competing Proposal either constitutes a Company Superior Proposal or is reasonably likely to result in a Company Superior Proposal.

(c)         From and after the date of this Agreement, the Company shall promptly (and in any event, within 36 hours) notify Parent in writing of the receipt by the Company of any Company Competing Proposal or any proposal or offer with respect to (or that could reasonably be expected to lead to) a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with (or that could reasonably be expected to lead to) a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to (or that could reasonably be expected to lead to) a Company Competing Proposal, and the Company shall notify Parent of the identity of the Person making or submitting such request, proposal or offer and provide to Parent (i) a copy of any such request, proposal or offer made in writing provided to the Company or any of its Subsidiaries or any of its and their respective Representatives or (ii) if any such request, proposal or offer is not made in writing, a written summary of such request, proposal or offer (including the material terms and conditions thereof), in each case together with copies of any proposed transaction agreements. Thereafter the Company shall (i) keep Parent reasonably informed in writing on a current basis (and, in any event, within one (1) Business Day) regarding the status of any such requests, proposals or offers (including any amendments or changes thereto) and shall reasonably apprise Parent of the status of any such negotiations. Without limiting the foregoing, the Company shall notify Parent if the Company determines to engage in discussions or negotiations concerning a Company Competing Proposal.

(d)        Except as expressly permitted by Section 6.3, none of the Company Board nor any committee of the Company Board shall:

(i)            withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent, Merger Sub Inc. or Merger Sub LLC, the Company Board Recommendation;

(ii)            fail to include the Company Board Recommendation in the Proxy Statement;

(iii)          fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one (1) Business Day prior to the date of the Company Stockholders Meeting, as it may be postponed or adjourned in accordance with the terms of this Agreement), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer);

(iv)          if requested by Parent, fail to issue, within ten (10) Business Days after a Company Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholders Meeting, as it may be postponed or adjourned in accordance with the terms of this Agreement), a press release reaffirming the Company Board Recommendation;

(v)           approve, recommend or declare advisable (or publicly propose to do so) any Company Competing Proposal;

(vi)          approve, adopt, recommend, agree to or enter into, or propose or resolve to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(b)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(vii)         cause or permit the Company to enter into a Company Alternative Acquisition Agreement; or

(viii)        publicly propose to do any of the foregoing (together with any of the actions set forth in the foregoing clauses (i) though (vii), a “Company Change of Recommendation”).

(e)            Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Stockholder Approval:

(i)            the Company Board may, after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure by the Company Board has the effect of withdrawing or materially and adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)            in response to a bona fide written Company Competing Proposal from a third party that has not been withdrawn, was received after the date hereof, was not solicited at any time following the execution of this Agreement and did not result from a breach (other than a de minimis breach) of the obligations set forth in this Section 6.3, the Company Board may effect a Company Change of Recommendation; provided, however, that such Company Change of Recommendation may not be made unless and until:

(A)           the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B)           the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties of the directors under applicable Law;

(C)           the Company provides Parent written notice of such proposed action three (3) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action, which notice shall include the identity of the Person making such Company Competing Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

(D)           during the three (3) Business Day period commencing on the date of Parent’s receipt of the notice specified in clause (C) above (subject to any applicable extensions), the Company negotiates (and causes its officers, employees, financial advisor, outside legal counsel and other Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments, amendments or revisions to the terms of this Agreement so that the Company Competing Proposal that is the subject of the notice specified in clause (C) above ceases to be a Company Superior Proposal;

(E)            at the end of the three (3) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments, amendments or revisions to the terms of this Agreement proposed by Parent in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties of the directors under applicable Law; provided that if there is any material development with respect to such Company Competing Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (C) above and a new negotiation period under clause (C) above shall commence (except that the original three (3) Business Day notice period referred to in clause (C) above shall instead be equal to the longer of (1) one (1) Business Day and (2) the period remaining under the first and original three (3) Business Day notice period of clause (C) above, during which time the Company shall be required to comply with the requirements of clause (D) above and this clause anew with respect to such additional notice (but substituting the time periods therein with the foregoing extended period)); and

(F)            in the case of the Company terminating this Agreement to enter into a definitive agreement with respect to a Company Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee;

(iii)          in response to a Company Intervening Event that is not caused by a Company Competing Proposal, that occurs or arises after the date of this Agreement and that did not arise from or in connection with a material breach of this Agreement by the Company, the Company Board may effect a Company Change of Recommendation; provided, however, that such Company Change of Recommendation may not be made unless and until:

(A)           the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B)           the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties of the directors under applicable Law;

(C)           the Company provides Parent written notice of such proposed action and the basis thereof three (3) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and includes the reasons therefor a reasonable description of the facts and circumstances of the Company Intervening Event;

(D)           during the three (3) Business Day period commencing on the date of Parent’s receipt of the notice specified in clause (C) above (subject to any applicable extensions), the Company negotiates (and causes its officers, employees, financial advisor, outside legal counsel and other Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments, amendments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)            at the end of the three (3) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments, amendments or revisions to the terms of this Agreement proposed by Parent in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties of the directors under applicable Law.

(f)            Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken at the request or on the behalf of the Company or Blackstone, Inc. or by any of the Company’s Subsidiaries or Representatives or Blackstone Inc., in violation of this Section 6.3, shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4      Preparation of the Proxy Statement and Registration Statement.

(a)         Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including the Merger Subs) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b)        Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, and in any event no more than thirty (30) days following the date of this Agreement, (i) a mutually acceptable Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and (ii) the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the First Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably and promptly proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)         Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)        If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

Section 6.5      Stockholders Meeting.

(a)        The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) the Company Stockholders Meeting, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Except where a Company Change of Recommendation has been made in compliance with Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Proxy Statement shall include the Company Board Recommendation. The Company shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, use its reasonable best efforts to obtain the Company Stockholder Approval and submit the proposal to adopt this Agreement to the stockholders of the Company at the Company Stockholders Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with any applicable Laws. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting with the written consent of Parent if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that (x) unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled except as may be required by applicable Law; (y) the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date; and (z) no such adjournment or postponement may have the effect of changing the record date for determining the stockholders of the Company entitled to notice of or to vote at the Company Stockholders Meeting without the written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed). If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation made in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. The Company, in consultation with Parent, shall fix a record date for determining the stockholders of the Company entitled to notice of, and to vote at, the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure, including any adjournment proposal) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call any meeting of the stockholders of the Company (or solicit any other stockholder action by written consent) other than the Company Stockholders Meeting.

(b)        Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, the Company agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting pursuant to this Section 6.5 shall not be affected by the making of a Company Change of Recommendation and its obligations pursuant to this Section 6.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Competing Proposal or other proposal (including, as applicable, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event.

(c)         Immediately after the execution of this Agreement, Parent shall duly adopt this Agreement in its capacity as the sole stockholder of Merger Sub Inc. in accordance with applicable Law and the Organizational Documents of Merger Sub Inc. and deliver to the Company evidence of its vote or action by written consent so adopting this Agreement.

Section 6.6      Access to Information.

(a)         Subject to applicable Law and the other provisions of this Section 6.6, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the other Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to such Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent or the Company, as applicable; provided, that such access may be limited by either Party to the extent reasonably necessary (i) for such Party to comply with any applicable COVID-19 Measures or (ii) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of such Party’s and its Subsidiaries’ respective Representatives or commercial partners (provided that, in the case of each of clauses (i) and (ii), such Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). The inspecting Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)            No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)           No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)          Notwithstanding the foregoing, neither Party shall be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such Party’s sole discretion); and

(iv)          No investigation or information provided pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub Inc. or Merger Sub LLC herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.6 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)        The Confidentiality Agreement dated as of June 11, 2021 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.7      HSR and Other Approvals.

(a)         Except for the Consents pursuant to Antitrust Laws to which Sections 6.7(b) and 6.7(c), and not this Section 6.7(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all Consents that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to Sections 6.7(b) and 6.7(c)), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s Consent to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries or Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement). The Company and its Subsidiaries and Affiliates shall not agree to any actions, restrictions or conditions with respect to obtaining any Consents in connection with the Transactions without the prior written consent of Parent (which consent may be withheld in Parent’s sole discretion).

(b)        As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to obtain the expiration or termination of any applicable waiting period under the HSR Act as promptly as reasonably practicable. Parent and the Company shall each use its reasonable best efforts to respond to any reasonable request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating pursuant to the HSR Act or any other Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening competition through merger or acquisition (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any material substantive communications with, and any inquiries or requests for additional information from, any Antitrust Authority. Notwithstanding anything herein to the contrary, in no event shall Parent or its Subsidiaries or Affiliates be required to offer, propose, negotiate, commit to, agree to, or take any action or accept or impose any restriction or limitation, including but not limited to (i) selling or otherwise disposing of, or holding separate or agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries or Affiliates; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or Affiliates; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or Affiliates or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries or Affiliates (each a “Divestiture Action”). The Company shall (and shall cause its Subsidiaries and Affiliates to) agree to take any Divestiture Action requested in writing by Parent if such actions are only effective after the Effective Time and conditioned upon the consummation of the Transactions. The Company shall not (and shall cause its Subsidiaries and Affiliates not to) offer, propose, negotiate, commit to, agree to, or take any Divestiture Action without Parent’s prior written consent. In the event that any action is instituted by an Antitrust Authority challenging either Merger as violative of any Antitrust Law, each of Parent and the Company shall use commercially reasonable efforts to defend such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.7(b) so as to preserve any applicable privilege.

(c)         Parent, the Merger Subs and the Company shall not take any action that would reasonably be expected to materially hinder or materially delay the obtaining of Consent under the HSR Act or any other applicable Antitrust Law.

Section 6.8      Employee Matters.

(a)         Until the date that is twelve (12) months following the Closing Date, Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Company or any of its Subsidiaries) to be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunities) that is no less favorable than either that provided to Company Employees immediately prior to the Closing Date or to similarly situated employees of Parent or its Subsidiaries, provided that a Company Employee’s base compensation (salary or wages, as applicable) shall not be reduced below the level in effect for such Company Employee as of immediately prior to the Closing Date; (ii) eligibility for equity compensation to the same extent as provided to similarly situated employees of Parent or its Subsidiaries, provided that the amount of such equity compensation may be adjusted to avoid duplication that otherwise may arise as a result of differences in timing of grants by the Company prior to the Closing Date and by Parent following the Closing Date; (iii) employee benefits (excluding for the avoidance of doubt, incentives and equity compensation, which are covered above) at a level that is no less favorable in the aggregate than either the employee benefits in effect for such Company Employee immediately prior to the Closing Date or the employee benefits provided to similarly situated employees or Parent and its Subsidiaries; and (iv) eligibility for severance benefits on terms no less favorable than those provided pursuant to the Company’s severance arrangements in place as of the date hereof and identified on Schedule 4.10(a).

(b)        Parent shall, or shall cause the Surviving Company and its Subsidiaries, to assume and honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee.

(c)         From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Company and its Subsidiaries, to credit the Company Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical, dental or life benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan immediately prior to the Closing Date. Parent shall, or shall cause the Surviving Company and its Subsidiaries, to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.

(d)        From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Company and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Benefit Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Benefit Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.

(e)         It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the arrangements identified on Schedule 6.8(e) of the Company Disclosure Letter.

(f)          Prior to the Effective Time, if requested by Parent in writing, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Company Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries.

(g)         For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, the Surviving Company or one of their Subsidiaries will credit such Company Employee for such Company Employee’s service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under the applicable Company Benefit Plans, and Parent, the Surviving Company or one of their Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by each Company Employee through the Closing, pursuant to the terms of the applicable Company Benefit Plan as in effect immediately prior to the Closing, provided that the foregoing shall not prohibit Parent or the Surviving Company from amending or modifying its applicable vacation policies as in effect from time to time so long as Parent and Surviving Company comply with the provisions of this Section 6.8(g).

(h)         Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.8 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.8) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent, the Surviving Company or any of their Affiliates (i) from amending or terminating any of their respective Employee Benefit Plans or, after the Closing, any Company Benefit Plan in accordance with their terms or (ii) after the Closing, from terminating the employment of any Company Employee.

Section 6.9      Indemnification; Directors’ and Officers’ Insurance.

(a)         Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement, organizational document or indemnification agreement in effect on the date hereof or otherwise, and to the fullest extent permitted by applicable Law, from the Closing, Parent and the Surviving Company shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Benefit Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is or is threatened to be made a party by reason of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company Benefit Plan or, while a director or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Closing and whether asserted or claimed prior to, at or after the Closing (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in defending any such Proceeding in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law upon receipt of an undertaking from such Person to repay any such amounts so advanced if it shall ultimately be determined that such Person is not entitled to indemnification from Parent or the Surviving Company therefor). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.9, upon learning of any such Proceeding, shall notify the Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.9 except to the extent such failure prejudices Parent, the Surviving Company or such Party’s position with respect to such claims or liability therefor).

(b)         Parent and the Surviving Company agree that, until the six (6) year anniversary date of the Closing, neither Parent nor the Surviving Company shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company or its Subsidiaries in any manner that would affect (or manage the Surviving Company or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, the Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the date hereof.

(c)            Parent and the Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.9(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.9 or under any charter, bylaw or Contract; provided, that if any such payment is for costs or expenses relating to a loss or liability that is determined by a court of competent jurisdiction to have resulted primarily from the fraud, bad faith, willful misconduct or gross negligence of such Indemnified Person, such Indemnified Person shall promptly repay such amount to Parent or the Surviving Company, as applicable.

(d)            Parent and the Surviving Company will cause to be put in place, and Parent shall fully prepay immediately prior to the Closing, “tail” insurance policies with a claims period of at least six (6) years from the Closing (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Closing; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)            In the event that Parent, the Surviving Company or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.9. Parent and the Surviving Company shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or the Surviving Company unable to satisfy their obligations under this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.9, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.9 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, or under any applicable contracts or Law.

Section 6.10         Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person (other than the other Parties hereto) is commenced or, to the Knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and consider in good faith, acting reasonably, the other Party’s advice with respect to such Transaction Litigation; provided, that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11         Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, but subject to the provisions of Section 6.3, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with a Company Change of Recommendation, other than as set forth in Section 6.3.

Section 6.12         Advice on Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.7, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.13          Financing Cooperation. Until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall use commercially reasonable efforts to provide, and shall cause its Subsidiaries and use commercially reasonable efforts to cause its and their respective Representatives to provide, such cooperation, at Parent’s sole cost and expense, as may be reasonably requested by Parent in connection (i) with any evaluation or analysis of, or diligence with respect to, the existing Indebtedness of the Company or any of its Subsidiaries, including (a) reasonably promptly furnishing any pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent relating to the existing Indebtedness of the Company or any of its Subsidiaries (including using commercially reasonable efforts to ensure that lenders and/or holders of the existing Indebtedness of the Company or any of its Subsidiaries and their advisors and consultants shall have sufficient access to the Company and its Subsidiaries and its and their respective Representatives) and (b) upon reasonable notice and at reasonable times and locations, participating in meetings and presentations with lenders and/or holders of the existing Indebtedness of the Company or any of its Subsidiaries (in each case which shall be telephonic or virtual meetings or sessions, as circumstances require) and (ii) with any required consents from or agreements with lenders or noteholders, or any internal reorganization transactions, in each case with respect to the assumption of the existing Indebtedness of the Company by Parent (other than, for the avoidance of doubt, the Company Credit Facilities). Notwithstanding the foregoing, any such requested cooperation under this Section 6.13 will not unreasonably interfere with the operations of the Company or any of its Subsidiaries, cause any representation or warranty of Company in this Agreement to be breached or cause any condition to this Agreement to fail to be satisfied.

Section 6.14         Reasonable Best Efforts; Notification.

(a)            Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall (i) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Transactions and (ii) not take any action that would or would reasonably be expected to prevent or materially delay the Closing or the consummation of the Transactions.

(b)            Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 6.15         Section 16 Matters. Prior to the Effective Time, Parent, the Merger Subs and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.16          Stock Exchange Listing and Delistings. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the First Merger to be approved for listing on NASDAQ prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Company of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Closing, and in any event no more than ten (10) days after the Closing. If the Surviving Company is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and that falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least five (5) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

Section 6.17         Certain Indebtedness. The Company and its Subsidiaries shall deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter, setting forth the total amounts payable pursuant to the Company Credit Facilities to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facilities as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the respective Company Credit Facilities that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facilities shall be discharged and satisfied in full, the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facilities shall be released and terminated, together with any applicable documents reasonably necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facilities. The Company shall reasonably cooperate with Parent in replacing any letters of credit issued pursuant to the Company Credit Facilities evidencing the above referenced Indebtedness or obligations.

Section 6.18         Tax Matters.

(a)            Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any actions that would, or would reasonably be expected to, prevent or impede the Integrated Mergers, taken together, from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Integrated Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)           This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(c)            At the request of Parent or the Company, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will use its reasonable best efforts and will cooperate with one another to obtain any opinion(s) of counsel to be issued in connection with (x) the consummation of the Transactions and/or (y) the declaration of effectiveness of the Registration Statement by the SEC, in each case, regarding the U.S. federal income tax treatment of the Transactions, which cooperation shall include, for the avoidance of doubt, the delivery by Parent, the Merger Subs and the Company of duly executed certificates containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion(s).

Section 6.19         Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 6.20         Obligations of the Merger Subs. Parent shall take all action necessary to cause Merger Sub Inc., Merger Sub LLC, the Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement.

Section 6.21         Transfer Taxes. All Transfer Taxes imposed with respect to the Integrated Mergers or the transfer of shares of Company Common Stock pursuant to the Integrated Mergers shall be borne by the Surviving Company. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 6.22         Derivative Contracts; Hedging Matters.

(a)            Until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives, at Parent’s sole cost and expense, in the amendment, assignment, termination or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing. Notwithstanding the foregoing, any such requested cooperation under this Section 6.22 will not unreasonably interfere with the operations of the Company or any of its Subsidiaries, cause any representation or warranty of Company in this Agreement to be breached or cause any condition to this Agreement to fail to be satisfied.

(b)            Until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall notify Parent promptly following any material changes to its hedge positions.

Article VII
CONDITIONS PRECEDENT

Section 7.1            Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)            Stockholder Approvals. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b)            Regulatory Approval. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity not to close the Transactions before a certain date, shall have been terminated or shall have expired.

(c)            No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued, entered, enacted or promulgated any Law or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining, making illegal or unlawful, or otherwise prohibiting the consummation of the Transactions.

(d)            Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)            NASDAQ Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on NASDAQ, upon official notice of issuance.

Section 7.2            Additional Conditions to Obligations of Parent and the Merger Subs. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of the Company. (i) The representations and warranties of the Group Companies set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), Section 4.2(b) (Capital Structure), the third and fifth sentences of Section 4.2(c) (Capital Structure), Section 4.3(a) (Authority), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(c), for any de minimis inaccuracies and Section 4.2(b) due to the conversion of the Holdings Class B Units pursuant to Section 3.2) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(c) (Capital Structure) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants (other than the covenants set forth in Section 6.13 or Section 6.22) required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)            Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.2(a) and (b) have been satisfied.

(d)            Conversion of Holdings Class B Units and Cancellation of Company Class B Common Stock. 100% of the Holdings Class B Units and Company Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall have been converted into Company Class A Common Stock, and each Holdings Class B Unit, together with each corresponding share of Company Class B Common Stock, shall have been cancelled and shall no longer be outstanding, in each case as provided in Section 3.2.

Section 7.3            Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of Parent and the Merger Subs. (i) The representations and warranties of Parent and the Merger Subs set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), Section 5.2(b) (Capital Structure), Section 5.2(c) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(d) (Capital Structure), Section 5.3(a) (Authority), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a), Section 5.2(b) and the second sentence, fifth sentence and seventh sentence of Section 5.2(d) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(d) (Capital Structure) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and the Merger Subs set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and the Merger Subs. Parent, Merger Sub Inc. and Merger Sub LLC each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)            Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.3(a) and (b) have been satisfied.

Section 7.4            Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article VIII
TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval has been obtained:

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent:

(i)            if any Governmental Entity having jurisdiction over any Party shall have issued, entered, enacted or promulgated any Law or taken any other action permanently restraining, enjoining, making illegal or unlawful, or otherwise prohibiting the consummation of any of the Transactions and such Law or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose material breach of any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)           if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on the date that is six (6) months from the date of this Agreement (such date, the “Outside Date”); provided, however, that if all of the conditions to the Parties’ obligations to consummate the Merger, other than any of the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date shall automatically be extended to June 24, 2022; provided further, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose material breach of any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)           in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (b) or Sections 7.3(a) or (b), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv)          if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof;

(c)            by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(d)           by the Company, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that (i) the Company shall not have breached any of its obligations under Section 6.3 (other than a de minimis breach), (ii) such definitive agreement with respect to such Company Superior Proposal shall be entered into substantially concurrently with the termination of this Agreement pursuant to this Section 8.1(d) and (iii) the Company shall pay the Company Termination Fee concurrently with such termination.

Section 8.2            Notice of Termination; Effect of Termination.

(a)           A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)           In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.6(b), Section 6.17, Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.

Section 8.3           Expenses and Other Payments.

(a)           Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated; provided, however, that Parent and the Company shall each be responsible for the payment of 50% of the HSR filing fee applicable to the Merger.

(b)           If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), or (iii) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) or Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee, in the case of termination pursuant to Section 8.1(d), as provided in Section 8.1(d)(iii), and in such other cases, in cash or by wire transfer of immediately available funds to an account designated by Parent within three (3) Business Days of such termination.

(c)           If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or pursuant to Section 8.1(b)(ii) (Outside Date) at any time when this Agreement could have been terminated pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn at least five (5) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or disclosed and not withdrawn at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee within three (3) Business Days after the earlier of the consummation of such Company Competing Transaction or entering into a definitive agreement relating to a Company Competing Transaction. It is understood and agreed that with respect to the preceding clause (i) and (ii), any reference in the definition of Company Competing Proposal to “25%” shall be deemed to be a reference to “50%”.

In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and the Merger Subs and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and the Merger Subs shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Parent, Merger Sub Inc. or Merger Sub LLC or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and the Merger Subs against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

Article IX
GENERAL PROVISIONS

Section 9.1            Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2            Survival; Exclusive Remedy.

(a)            Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and III, and Section 4.26 (No Additional Representations), Section 5.23 (No Additional Representations), Section 6.8 (Employee Matters), Section 6.9 (Indemnification; Directors’ and Officers’ Insurance), Section 6.17 (Certain Indebtedness and Financing Cooperation), Section 6.18 (Tax Matters), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

(b)           From and after the Closing, except for claims of fraud, the remedies expressly provided for in this Agreement shall be the sole and exclusive remedies for any and all claims against any Party to the extent arising under, out of, related to or in connection with this Agreement including with respect to the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law. Without limiting the generality of the foregoing, each of Company and Parent hereby waives, as of the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action that it or any of their respective Affiliates may have against the other Party or any of its Affiliates or its or their respective Representatives with respect to the subject matter of this Agreement, whether under any contract, misrepresentation, tort, or strict liability theory, or under applicable Law, and whether in Law or in equity; provided that the foregoing waiver shall not apply to any claims for fraud.

Section 9.3            Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)            if to Parent or the Merger Subs, to:

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, OK 73118

Attention:	Benjamin E. Russ
E-mail:	ben.russ@chk.com

with a required copy to (which copy shall not constitute notice):

Latham & Watkins LLP
811 Main Street, Suite 3700

Houston, Texas 77002
Attention:

William N. Finnegan IV

Kevin M. Richardson

E-mail:

bill.finnegan@lw.com

kevin.richardson@lw.com

(ii)            if to the Company, to:

Vine Energy Inc.
5800 Granite Parkway, Suite 550

Plano, TX 75024

Attention:	Eric D. Marsh
E-mail:	emarsh1@vineenergy.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:	Andrew Calder, P.C.

Douglas E. Bacon, P.C.

William J. Benitez, P.C.

E-mail:	andrew.calder@kirkland.com

doug.bacon@kirkland.com

wbenitez@kirkland.com

Section 9.4            Rules of Construction.

(a)            Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)            The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)           The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)           All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)            In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was previously made available, including documents filed with or furnished to the SEC and available on Edgar, relating to the Transactions maintained in a virtual data room by the Company or Parent, as applicable, no later than one (1) Business Day prior to the execution of this Agreement.

Section 9.5            Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6            Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Registration Rights Agreement, the TRA Amendment, the Merger Support Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock and Company Restricted Stock Unit Awards to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.9 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7            Governing Law; Venue; Waiver of Jury Trial.

(a)           THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY OBLIGATIONS OF THE PARENT BOARD SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF TO THE EXTENT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)           THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.7.

Section 9.8            Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10          Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including the Company Designated Stockholders and any Affiliate of the Company Designated Stockholders and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) the Company Designated Stockholders or any Affiliate of the Company Designated Stockholders or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or the Merger Subs of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Parent and the Merger Subs hereby waive and release all claims of any such liability and obligation, other than for fraud and except in each case as expressly provided by the Merger Support Agreement as among the Company Designated Stockholders, the Company and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and the Company hereby waives and releases all claims of any such liability and obligation, other than for fraud.

Section 9.11          Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.12          Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.13          Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.14          Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, the Company, Merger Sub Inc. or Merger Sub LLC under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT:

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Benjamin E. Russ
Name:	Benjamin E. Russ
Title:	Executive Vice President, General Counsel and Corporate Secretary

MERGER SUB INC.:

HANNIBAL MERGER SUB, INC.

By:	/s/ Benjamin E. Russ
Name:	Benjamin E. Russ
Title:	President and Secretary

MERGER SUB LLC:

HANNIBAL MERGER SUB, LLC

By:	/s/ Benjamin E. Russ
Name:	Benjamin E. Russ
Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

COMPANY:

VINE ENERGY INC.

By:	/s/ Eric D. Marsh
Name:	Eric D. Marsh
Title:	President and Chief Executive Officer

HOLDINGS:

VINE ENERGY HOLDINGS LLC

By:	/s/ Eric D. Marsh
Name:	Eric D. Marsh
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Anti-Corruption Laws” means (i) the United States Foreign Corrupt Practices Act of 1977, as amended, (ii) the U.K. Bribery Act 2010, (iii) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and (iv) similar legislation applicable to the Company or Parent and their respective Subsidiaries, as applicable, from time to time.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by the Company or its Affiliates or with respect to which the Company or its Affiliates have any liability (contingent or otherwise).

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 25% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 25% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) or (c) any merger, amalgamation, consolidation, division, tender offer, exchange offer, deSPAC transaction, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.

“Company Credit Facilities” means the (i) First Lien RBL Credit Agreement and the (ii) Second Lien Credit Agreement.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that materially affects the business or assets of the Company and its Subsidiaries (taken as a whole) that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Competing Proposal or Company Superior Proposal, (ii) any Effect relating to Parent or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), constitute a Company Intervening Event.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority in voting power of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means a bona fide Company Competing Proposal that is not solicited after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) 50% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, (i) if consummated, would result in a transaction more favorable to the Company’s stockholders (in their capacity as such) than the First Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise) and (ii) is reasonably likely to be consummated on the terms proposed, in each case taking into account any legal, financial, regulatory and stockholder approval requirements, including the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of Closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board.

“Company Termination Fee” means $45,000,000.

“Company Unaffiliated Holders” means holders of Company Common Stock other than the Company and its Affiliates.

“Consent” means any filing, notice, notification, report, declaration, registration, certification, approval, clearance, consent, ratification, permit, permission, waiver, expiration or termination of waiting periods, or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DTC” means The Depositary Trust Company.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) or human health and safety (to the extent relating to exposure to Hazardous Materials) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means that certain exchange agreement by and among the Company, Holdings and certain members of Holdings, dated as of March 17, 2021.

“Ex-Im Law” means all Laws and regulations relating to export, re-export, transfer or import controls, including, without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection.

“Governmental Entity” means any U.S. or non-U.S. federal, state, tribal, local or municipal court or other adjudicative body or entity, legislature, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“fraud” means, with respect to any Party, knowing actual common law fraud under the Laws of the State of Delaware committed by such Party in the making of any representation or warranty made by such Party and set forth in Article IV or Article V of this Agreement.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance or waste that is defined or listed as hazardous or toxic, or as a pollutant or contaminant, or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law due to its hazardous or dangerous properties or characteristics; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter, (b) in the case of Holdings, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (c) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, judgment, decree, injunction, decision, ruling, writ, award, treaty or convention, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development (“Effect”) that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the condition (financial or otherwise), business, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)            general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)           conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)          conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)           political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)           earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics, epidemics or other widespread health crises (including the existence and impact of the COVID-19 pandemic) or weather conditions;

(vi)          effects resulting from the negotiation, execution and announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationship of such Party and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)         the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by Parent or expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable), the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii)        any litigation brought by any holder of Company Common Stock against the Company or holder of Parent Common Stock against Parent, or against any of their respective Subsidiaries and/or respective directors or officers relating to the Merger and any of the other Transactions or this Agreement;

(ix)           changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(x)           any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“NASDAQ” means the Nasdaq Global Select Market.

“Notes” means Holdings 6.750% senior unsecured notes due 2029.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, excluding any commercially reasonable deviations therefrom due to COVID-19 or COVID-19 Measures.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or either of the Merger Subs, the Company.

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Parent or its Affiliates or with respect to which Parent or its Affiliates have any liability.

“Parent Stock Cash Equivalent” means a fraction, (a) the numerator of which is the Cash Consideration and (b) the denominator of which is the closing price per share on NASDAQ of Parent Common Stock on the last trading date prior to the Closing.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)            to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents and other similar agreements and documents;

(b)           contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairman’s, construction and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceeding and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c)           Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Reports;

(d)           Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)            such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;

(f)             all easements, zoning restrictions, conditions, covenants, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)            any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)            Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i)              Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Reports, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Reports, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, hearing, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.

“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be effective as of the Effective Time by Parent and the other Persons party thereto.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctioned Person” means, at any time, any Person: (a) listed on any Sanctions-related list of designated or blocked Persons; (b) resident in or organized under the Laws of a country or territory that is the subject of comprehensive Sanctions from time to time; or (c) majority owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes and restrictive measures (in each case having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including, without limitation, the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Credit Agreement” means that certain Second Lien Credit Agreement, dated as of December 30, 2020, among Vine Energy Holdings LLC, as borrower, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc. as Administrative Agent (as defined therein) and Collateral Agent (as defined therein), as further amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes and similar charges, duties, levies or other assessments, each in the nature of a tax, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the actual knowledge that the taking of such act (or the failure to take such act) constitutes a breach of this Agreement.

EXHIBIT A

Form of Amendment to Tax Receivable Agreement

Exhibit B

Registration Rights Agreement